November 29, 2018

Mark C. Jensen
Chief Executive Officer
American Resources Corp.
9002 Technology Lane
Fishers, IN 46038

       Re: American Resources Corp.
           Preliminary Information Statement on Schedule 14C
           Filed November 9, 2018
           File No. 000-55456

Dear Mr. Jensen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications